Exhibit 16.1
March 28, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated March 28, 2011, of Unifi, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph and the second, third, and fourth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Very truly yours,
/s/ Ernst & Young LLP